

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

<u>Via E-mail</u>
Mr. Jeffrey M. Armstrong.
President and Chief Executive Officer
Perceptron, Inc.
47827 Halyard Drive
Plymouth, MI 48170-2461

    Re: Perceptron, Inc.
        Form 10-K for the Fiscal Year Ended June 30, 2013
        Filed September 27, 2013
        Form 10-Q for the Fiscal Quarter Ended September 30, 2013
        Filed November 14, 2013
        Response Letter Dated February 28, 2014
        File No. 000-20206

Dear Mr. Armstrong:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Financial Statements and Supplementary Data, page 27

Report of Independent Registered Public Accounting Firm, page 29

1.   We note your response to prior comment 1. We will delay assessment of your response until you have filed the amendment to your Form 10-K that includes the revised audit report.

Notes to Consolidated Financial Statements, page 35

Note 1 - Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 35

2.   We have considered your response to comments 2 and 3 in our letter dated January 30, 2014. Please reconcile and explain the statement in your response to comment 3 that revenue is deferred for portions of payments that are contingent based on delivery of remaining elements or other performance obligations to the disclosures in the second paragraph of this footnote which indicate "delivered items are not contingent upon the delivery of any undelivered items". Also, tell us the nature of the "other performance obligations" referenced in your response and how you account for them. Tell us the specific nature of your installation obligations and how your accounting for them complies with the guidance at SAB Topic 13. Finally, provide us with any revised disclosures to be included in future filings as part of your response.

3.   In a related matter, we noted this footnote indicates "Automated Systems products are made to order systems that are designed and configured to meet each customer's specific requirements". Please tell us why you do not consider the sale of your Automated Systems to be construction type contracts under Subtopic 605-35 of the FASB Accounting Standards Codification.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Gross Margin, page 14

4.   We note your response to prior comment 8. Please tell us more about the nature of buy-off revenue and how you account for it. As part of your response, provide an analysis of your contract terms for the equipment and buy-off revenue as they relate to customer acceptance. Based on the specific customer acceptance terms of your contracts, tell us how your accounting for buy-off revenue complied with SAB Topic 13.A.3.b. Revise future filings to disclose how you account for buy-off revenues. Finally, provide us with any revised disclosures to be included in future filings as part of your response.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief